EXHIBIT 99.1

Anfield Energy Welcomes President Trump’s Section 232 Proclamation on Processed Critical Minerals: Reinforcing National Security Protections for Domestic Uranium Production and the U.S. Nuclear Sector

VANCOUVER, British Columbia, Jan. 15, 2026 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (TSX.V: AEC; NASDAQ: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”), a leading U.S.-focused uranium and vanadium development company advancing toward near-term production, today welcomes President Trump’s January 14, 2026, proclamation under Section 232 of the Trade Expansion Act of 1962. Titled “Adjusting Imports of Processed Critical Minerals and Their Derivative Products into the United States”, this action directs negotiations with trading partners to address national security risks posed by imports of processed critical minerals (including uranium) and their derivatives, while prioritizing the protection and promotion of domestic mining, processing, and supply chains.

This proclamation both builds directly on uranium’s reinstatement to the U.S. Geological Survey’s Critical Minerals List in November 2025 and complements recent federal initiatives, such as the $2.7 billion DOE funding for domestic uranium enrichment awarded in early January 2026.

How the Section 232 Proclamation Benefits U.S. Uranium Companies and the Nuclear Sector

The Section 232 action follows a 2025 Commerce Department investigation concluding that heavy reliance on foreign-processed critical minerals threatens U.S. national security. By focusing on diplomatic agreements to secure reliable allied supplies while safeguarding domestic capabilities, the proclamation creates a framework that:

  Enhances market confidence and economic incentives – Critical mineral status, combined with national security priorities, unlocks expedited permitting, priority federal support (including the possibility of a floor price for uranium), and improved access to funding, accelerating project timelines and reducing regulatory hurdles.
  Strengthens energy independence and nuclear growth – By reducing vulnerabilities to geopolitical disruptions, it ensures reliable fuel for America’s nuclear fleet (providing approximately 20% of U.S. electricity), supports expansion for clean energy goals, AI/data centre demands, and defense applications (e.g., naval reactors).
  Mitigates foreign competition risks — It signals potential future measures (e.g., tariffs or import adjustments) to counter subsidized foreign uranium supplies from dominant producers like Russia and Kazakhstan, which have historically suppressed domestic market prices and production.
  Promotes domestic processing and mining — Emphasizing that mining alone is insufficient without U.S.-based processing, it encourages investment in the full nuclear fuel cycle—from extraction to conversion and enrichment—directly supporting companies with advanced-stage U.S. assets.

These elements align closely with Anfield’s hub-and-spoke strategy, centered on the fully licensed Shootaring Canyon conventional uranium mill—one of only three in the U.S.—and its portfolio of high-quality projects in Utah and Colorado.

Anfield’s Strong Positioning Amid Supportive Policy Tailwinds

The proclamation reinforces the momentum from 2025 milestones, including expedited federal approvals for the Velvet-Wood Mine (groundbreaking in November 2025), permitting advancements for the JD-8 Mine in Colorado (targeting restart in H2 2026), and the Company’s recent US$10 million financing close (January 13, 2026) to fund acceleration.

Corey Dias, Anfield CEO, commented: “President Trump’s Section 232 proclamation delivers a clear commitment to protecting America’s domestic uranium industry from unfair foreign import practices while rebuilding resilient supply chains. For Anfield, this means a more level playing field, faster project advancement, and greater confidence in delivering secure, American-sourced uranium starting in 2026. Combined with recent DOE enrichment investments and uranium’s critical mineral designation, these developments create an unprecedented environment for U.S. producers. We are proud to be in a position to contribute to national energy security, the nuclear renaissance, and a cleaner, more independent energy future.”

Anfield remains committed to responsible development, stakeholder engagement, and maximizing value as federal policies continue to drive domestic uranium resurgence.

About Anfield

Anfield is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, efficient growth in its assets. Anfield is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSX-Venture Exchange (AEC-V) and the Frankfurt Stock Exchange (0AD).

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Anfield Energy, Inc.
Corporate Communications
604-669-5762
contact@anfieldenergy.com
www.anfieldenergy.com

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